EXHIBIT 21

List of Significant Subsidiaries

State of Incorporation or Jurisdiction (100% owned unless otherwise indicated)

Photronics Arizona, Inc.	Florida

Photronics California, Inc.	California

PLI Management Corporation	Florida

Photronics Investment Services, Inc.	Nevada

Photronics Texas I, L.P.	Texas

Photronics Texas II, L.P.	Texas

Photronics (UK) Limited	England

Photronics Germany GmbH	Germany

Photronics MZD GmbH & Co. KG	Germany

Photronics MZD Verwaltungs GmbH	Germany

PKL Ltd. (78.8% owned)	Korea

Photronics Singapore Pte. Ltd.	Singapore

Photronics Services, S.A.	Switzerland

Precision Semiconductor Mask Corporation (57.76% Owned)	Taiwan

Photronics Imaging Technologies (Shanghai) Co. Ltd.	China